SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-108405-01

GREENPOINT MORTGAGE SECURITIES LLC (as Sponsor under the Sale and Servicing Agreement dated January 1, 2004, providing for the issuance of the GreenPoint Home Equity Loan Trust, Class A Variable Rate Asset-Backed Notes, Series 2004-1)

GreenPoint Mortgage Securities LLC

(Exact name as specified in its charter)

100 Wood Hollow Drive

Doorstop #32210

Novato, CA 94945

(800) 462-2700

(Address, including zip code and telephone number, including area code, of registrant’s principal executive office)

Class A Variable Rate Asset-Backed Notes, Series 2004-1

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: Eight (8)

Pursuant to the requirements of the Securities Exchange Act of 1934, GreenPoint Mortgage Securities LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	April 5, 2005	GREENPOINT MORTGAGE SECURITIES LLC

		By:	/s/ Nathan Hieter
		Name:	Nathan Hieter
		Title:	Senior Vice President